Flex Tax and Consulting Group (Flex-Tax, Inc.) P: (415) 860-6288 | F: (415) 688-2297 |E: info@flextcg.com

1160 Battery Street, East Building, Suite 100, San Francisco, CA 94111

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Independent Auditor's Report dated May 24, 2024 relating to the consolidated balance sheet of Ark7 Properties Advance LLC and its wholly owned series LLC subsidiaries: Series #TPVS2 for the period from October 12, 2023 (inception date) to December 31, 2023, and the related consolidated statement of income, consolidated statement of Member's equity, and consolidated statement of cash flows as a whole for the period then ended, and the related notes to the consolidated financial statements.

/s/ Flex-Tax, Inc.

Siu Kei Kwan, Partner

San Francisco, CA

November 16, 2024